UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Aurora Innovation, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00001 per share

(Title of Class of Securities)

051774 107

(CUSIP Number)

Sterling Anderson

c/o Aurora Innovation, Inc.

50 33rd St

Pittsburgh, PA 15201

(888) 583-9506

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 051774 107

1.	Names of Reporting Persons. Sterling Anderson
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 52,743,879 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 52,743,879 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,743,879 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.79%
14.	Type of Reporting Person (See Instructions) IN

(1)

Represents (i) 52,629,173 shares of Class B common stock, par value 0.00001 per share, of the Issuer (as defined below) (the “Class B Common Stock”) held directly by the Reporting Person, (ii) 335 shares of Class B Common Stock held by the Anderson 2021 GRAT (the “GRAT”), of which the Reporting Person is trustee, (iii) 64,825 shares of Class A Common Stock, par value $0.00001 per share, of the Issuer (the “Class A Common Stock”) and (iv) 49,546 Restricted Stock Units of the Issuer (“RSUs”) held by the reporting person that will vest within 60 days of the date hereof. Solely for the purposes of this line item, the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person is treated as converted into shares of Class A Common Stock. The shares of Class B Common Stock are convertible at the Reporting Person’s option into shares of the Class A Common Stock and automatically convert upon certain transfers, in each case on a 1-for-1 basis subject to certain restrictions. Each RSU represents a contingent right to receive one share of Class A Common Stock.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on November 15, 2021 (the “Schedule 13D”) by Sterling Anderson (the “Reporting Person”) relating to the Common Stock of Aurora Innovation, Inc. (the “Issuer”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment shall be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 4. Purpose of Transaction

Item 4 is hereby amended by deleting the text thereof in its entirety and substituting the following in lieu thereof:

The information set forth in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Except as described herein, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

The Reporting Person may, from time to time, purchase additional securities of the Issuer either in the open market or in privately negotiated transactions, depending upon the Reporting Person’s evaluation of the Issuer’s business, prospects and financial condition, the market for such securities, other opportunities available to the Reporting Person, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Person may also decide to hold or dispose of all or part of his investment in the securities of the Issuer and/or enter into derivative transactions with respect to the securities of the Issuer (including entering into transactions that increase or hedge their economic exposure to the Class A Common Stock without affecting his beneficial ownership of Class A Common Stock or Class B Common Stock). The Reporting Person will vote his shares Class A Common Stock and Class B Common Stock in such manner as he deems advisable. From time to time, the Reporting Person may discuss the Issuer, and exchange information, with the Issuer’s management or board of directors, other stockholders of the Issuer, industry analysts, existing or potential strategic partners, acquirers or competitors of the Issuer, investment and financing professionals, sources of credit, and other investors.

On July 14, 2022, the GRAT transferred 1,835 shares of Class B Common Stock to the Reporting Person (the “July GRAT Annuity Distribution”). The GRAT’s trust instrument requires an annual annuity payment to the Reporting Person, and the July 2022 GRAT Annuity Distribution was effected in satisfaction of such annuity payment requirements. The July 2022 GRAT Annuity Distribution was a transfer for no value, without the payment or receipt of any funds or other consideration by the Reporting Person in exchange therefor.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by deleting the text thereof in its entirety and substituting the following in lieu thereof:

(a) The Reporting Person is the beneficial owner of 52,629,508 shares of Class B Common Stock, 64,825 shares of Class A Common Stock, and 49,546 shares of Class A Common Stock of the Issuer that will vest within 60 days of the date hereof, representing in the aggregate approximately 6.79% of the outstanding Class A Common Stock of the Issuer. Such percentage calculation is (i) based on 724,106,449 shares of Class A Common Stock outstanding as of August 3, 2022, and (ii) assumes (a) the conversion of 52,629,508 shares of Class B Common Stock held by the Reporting Person into 52,629,508 shares of Class A Common Stock and (b) the issuance of 49,546 shares of Class A Common Stock upon settlement of 115,648 restricted stock units that will vest within 60 days of the date hereof.

Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock at the option of the holder and has no expiration date. Additionally, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon transfer, whether or not for value (subject to certain exceptions) and upon the occurrence of certain other events set forth in the Issuer’s Amended and Restated Certificate of Incorporation. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

(b) The Reporting Person has sole voting and sole dispositive power over an aggregate of 52,629,508 shares of Class B Common Stock of the Issuer. The Reporting Person’s shares of Class B Common Stock and Class A Common Stock currently represent, collectively, approximately 10.48% of the voting power of Issuer’s outstanding capital stock.

(c) Other than as described under Item 4, the Reporting Person has not effected any other transactions in the shares of the Issuer during the past 60 days.

(d) To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 52,629,508 shares of Class B Common Stock, the 64,825 shares of Class A Common Stock and the 49,546 shares of Class A Common Stock issuable within 60 days of the date of the date hereof of the Issuer reported in Item 5(a).

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: August 8, 2022	/s/ Sterling Anderson
Sterling Anderson